Exhibit 99.1

Husky Energy Achieves Strong Results in Second Quarter

Earnings More Than Double

Calgary, Alberta (July 27, 2011) – Husky Energy Inc. continued to execute against its strategic plan in the second quarter of 2011, recording strong growth in earnings, cash flow and production compared to the same period a year earlier. Net earnings grew 274 percent compared to the second quarter of 2010, cash flow increased 104 percent, and production grew 10 percent.

“This marks a second consecutive quarter of strong results across key performance metrics,” said Husky CEO Asim Ghosh. “Over the past 12 months we have made significant progress in implementing our strategic plan and executing a financing strategy to carry out our growth initiatives. The momentum we have built in growing production combined with a strong performance from our Midstream and Downstream segments, has enabled us to deliver solid improvements in results.”

Production for the quarter averaged 311,600 barrels of oil equivalent per day (boe/day), compared to 283,900 boe/day in the second quarter of 2010. Production gains were achieved despite forest fire and pipeline disruptions in northern Alberta as the Company realizes the benefits from recent acquisitions of oil and gas properties in Western Canada and increased investment in organic growth opportunities.

“In addition, we continue to achieve key milestones in advancing our growth pillars,” said Ghosh. “This quarter Husky and its partner in the Liwan Gas Project reached agreements on natural gas prices and have jointly approved the Overall Development Plan (ODP) for the first phase of the development. The submission of the ODP to Chinese government authorities will now take place. This will be a cornerstone development for Husky as we look to build a substantial oil and gas business in the region.”

Highlights from the second quarter included the following:

•	Net earnings of $669 million, or $0.71 per share (diluted). This compares to net earnings of $179 million or $0.19 per share in the second quarter of 2010.

•	Cash flow from operations of $1,511 million, or $1.67 per share (diluted), compared to cash flow of $739 million or $0.87 per share in the second quarter of 2010.

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Drilling was completed on an additional producing well at the North Amethyst field in the Atlantic Region. North Amethyst achieved average gross production of 33,000 bbls/day (23,000 net to Husky) in the quarter.

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Executed an agreement for the sale of gas from the first phase of the Liwan Gas Project The gas price mechanism is in line with the anticipated Guangdong “city gate” market price and provides for an attractive rate of return on the project.

•	Phase 1 of the Sunrise Energy Project continued to achieve its milestones, with the first 12 steam-assisted gravity drainage (SAGD) horizontal well pairs completed on schedule.

•	Closed a $1.2 billion common share offering, providing the Company with enhanced financial flexibility to accelerate its growth strategy.

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

	Three Months Ended				Six Months Ended
(Cdn $ millions)	June 30 2011	Mar. 31 2011		June 30 2010	June 30 2011	June 30 2010
1) Daily Production, before royalties
Total Equivalent Production (mboe/d)	312	310		284	311	290
Crude Oil and NGL’s (mbbls/d)	206	213		200	210	204
Natural Gas (mmcf/d)	632	583		504	608	514
2) Refinery and Upgrader Throughput (mbbls/d)	323	310		327	315	328
3) Cash Flow from Operations(1)	1,511	1,164		739	2,675	1,593
Per Common Share – Basic ($/share)	1.68	1.31		0.87	2.99	1.87
Per Common Share – Diluted ($/share)	1.67	1.30		0.87	2.97	1.87
4) Net Earnings	669	626		179	1,295	547
Per Common Share – Basic ($/share)	0.73	0.70		0.21	1.44	0.64
Per Common Share – Diluted ($/share)	0.71	0.70		0.19	1.40	0.58
5) Adjusted Net Earnings(1)	656	637		201	1,293	559
Per Common Share – Basic ($/share)	0.73	0.70		0.24	1.45	0.66
Per Common Share – Diluted ($/share)	0.72	0.70		0.24	1.43	0.66
6) Capital Investment	862	1,581	(2)	576	2,443	1,270
7) Dividend
Per Common Share ($/share)	0.30	0.30		0.30	0.60	0.60

(1)	Cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the MD&A, Section 11 for a reconciliation to the GAAP measure.
(2)	Includes $818 million purchase of natural gas and oil properties in Alberta and northeast British Columbia.

Production volumes in the second quarter were in line with annual guidance of 290,000 to 315,000 boe/day. Volumes were impacted by difficult operating conditions in the Slave Lake region where forest fires caused production interruptions, and by the outage of the Rainbow pipeline. The northern portion of the Rainbow pipeline was out of operation through May and June and impacted production by approximately 13,600 boe/day. The northern portion of the pipeline remains shut down, however, Husky has been able to reduce the impact of the outage to approximately 11,000 boe/day through a number of mitigating activities.

“Our thoughts and support are with the people of the Slave Lake region as they look to recover from this devastating event and begin the long process of rebuilding their homes and lives,” said COO Rob Peabody. “We are grateful none of our workers were injured and our team in the region deserves a great deal of credit for the work they are doing to mitigate the effects of the disruptions.”

Reduced volumes from the Slave Lake region were offset by recent acquisitions and strong performance from the North Amethyst field, which began producing in May 2010. A turnaround of the SeaRose Floating Production, Storage and Offloading (FPSO) vessel, originally scheduled for 16 days, was completed in two days in early July.

Second quarter earnings and cash flow growth were driven by higher production, higher realized crude oil and natural gas prices and strong throughput rates and margins within the Downstream segment. This was partially offset by a stronger Canadian dollar.

2  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS

Average realized crude oil pricing in the quarter was $86.90 per barrel, compared to $64.75 in the same period of 2010. U.S. refining market crack spreads increased in the quarter, with the average Chicago 3:2:1 crack spread at U.S. $28.90 per barrel, compared to U.S. $11.33 in the same period of 2010.

COMMON SHARE OFFERING

During the quarter the Company closed a $1.2 billion common share offering in North America, a key element of the proactive financing plan announced in 2010. The offering provides additional financial flexibility to advance the Company’s growth pillars, and to accelerate development of its emerging oil and gas resource plays and Phase 2 of the Sunrise Energy Project.

“The common share offering has fulfilled our financing requirements and we are well positioned to fund our growth strategy,” said CFO Alister Cowan. “Based on our plans, we are now targeting production towards the high end of our guidance of three to five percent annual growth for 2011 to 2015. We also anticipate sustaining three to five percent average annual production growth and an annual reserves replacement ratio of 140 percent through 2021.”

KEY AREA SUMMARY AND GROWTH UPDATE:

THE FOUNDATION BUSINESS

•	Western Canada – Unconventional and Conventional

The Company continues to maintain production levels in Western Canada and has accelerated development of its emerging oil and gas resource portfolio.

Oil Resource Plays

Husky has an extensive Western Canadian oil resource land base of approximately 500,000 acres and is advancing exploration and development of its highest-potential prospects.

In the second quarter, the Company acquired 11,500 acres in the Bakken formation in south central Saskatchewan, adjacent to its Oungre oil resource lands. Husky now holds 18,700 net acres in this light oil play. Current production from four producing wells is approximately 600 bbls/day and two additional wells have been drilled and will be completed once wet conditions recede. Given the positive results from the first Oungre Bakken wells, Husky has committed additional funds to accelerate the drilling and completion of 10 additional wells in the second half of 2011.

The Company continues to develop its opportunities in the Lower Shaunavon zone in southern Saskatchewan, the Viking zone in southwest Saskatchewan and central Alberta, and in the northern Cardium resource trend at Wapiti and Kakwa in west central Alberta. Spring break-up and extended wet conditions delayed drilling and completion plans in the second quarter, however, the Company expects to accelerate its activities in the second half of the year. The Company drilled two wells at its central Alberta Viking oil resource project in the second quarter, following a six well drilling program in the first quarter. A total of 11 Viking wells have been placed on production from this area along with another three from the southwestern Saskatchewan Viking oil resource project.

Gas Resource Plays

Husky continues to build its gas resource portfolio in Alberta and British Columbia, with approximately 16,000 acres of new land acquired in the quarter, adding to the Company’s existing base of approximately 800,000 acres.

A key focus of activity has been the liquids-rich Cardium formation at Ansell in west central Alberta. In the first two quarters, Husky drilled 21 Cardium formation wells at Ansell and a further 12 Cardium and nine deeper multi-zone wells are planned in the second half. The Company is currently constructing additional offload capacity, which will increase total production capacity at Ansell to 56 mmcf/day and over 2,000 bbls/day liquids.

The Company took steps in the quarter to seek a joint venture partner to accelerate development of the Ansell assets. A preliminary development plan has been created which could potentially see up to 2,600 Cardium and deeper Manville formation wells drilled on the play, most of which would be horizontal.

Heavy Oil

To maintain current heavy oil production levels, the Company is accelerating thermal developments. The goal is to achieve an increasingly higher proportion of heavy oil production through thermal at finding and development (F&D) and operating costs comparable to current levels.

3  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS

Construction of the 8,000 bbls/day South Pikes Peak thermal project was approximately 67 percent complete at the end of the second quarter, and is progressing on schedule and within original cost estimates. First production is expected in mid-2012.

The 3,000 bbls/day Paradise Hill thermal development is progressing on schedule and is approximately 28 percent complete. Paradise Hill will use existing Bolney infrastructure and is planned to become operational in the third quarter of 2012.

Exploration

Husky successfully acquired the exploration rights to two parcels of land in the Northwest Territories in a Call for Bids in the Central Mackenzie Valley. Each block contains approximately 215,000 acres with a five-year primary term and a term extension to nine years when a well is drilled. The lands complement the existing portfolio of resource plays and are close to existing pipeline infrastructure. Development of the properties will be considered in the context of Husky’s full suite of opportunities.

The Company is presently evaluating the timing of preliminary work on the new concessions, including conducting 3D seismic and well drilling.

GROWTH PILLARS

•	Oil Sands

Phase 1 of the Sunrise Energy Project continues to progress on schedule towards planned first production in 2014. In the second quarter, drilling was completed on the first 12 SAGD horizontal well pairs, as part of 49 planned initial well pairs. SAGD drilling costs are trending on budget and on schedule, with the full drilling program forecast to be completed in the third quarter of 2012.

Engineering contractors achieved detailed engineering milestones during the quarter and purchases of major equipment and preparation for surface facility construction remain on schedule for the third quarter.

Conceptual development engineering for subsequent phases of the Sunrise Energy Project has been initiated and a full field development plan is expected to be completed by the end of 2011.

Progress continues at the Tucker Oil Sands Project as the Company enhances its understanding of how to develop the reservoir. Production averaged 6,400 bbls/day during the quarter and Tucker exited the quarter in excess of 7,000 bbls/day.

•	Atlantic Region

The North Amethyst satellite development continued to perform well through the second quarter, with average gross production of 33,000 bbls/day (23,000 bbls/day net to Husky). Drilling was completed on an additional producing well and a supporting water injection well is scheduled to be completed in the third quarter. The production well came on stream June 23 at a rate of 6,200 bbls/day.

Husky will participate in a partner-operated exploration well at Mizzen in the third quarter. The well will aid in evaluating the 2009 oil discovery on the prospect, located in the Flemish pass. Husky holds a 35 percent working interest in the field. An exploration well is also planned for the fourth quarter to test the partner-operated Fiddlehead prospect, located south of the Terra Nova field. Husky holds a 50 percent working interest in the well.

•	South East Asia

Development of the Liwan Gas Project offshore southeast China achieved a significant milestone, with the approval of the ODP for the Liwan 3-1 field by Husky and its joint partner, China National Offshore Oil Corporation (CNOOC). Submission of the ODP to Chinese government authorities will now take place.

The companies continue to advance the development towards planned first gas in late 2013 or early 2014.

In support of the ODP submission, a gas sale agreement has been executed with CNOOC Gas and Power Group, Guangdong Trade Branch, for the sale of gas from the Liwan 3-1 field. The gas will supply the Guangdong Province natural gas grid from an onshore gas plant on Gaolan Island, Zhuhai. The gas price mechanism is in line with the anticipated Guangdong “city gate” market price, establishing an attractive rate of return for the project.

4  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS

The Liwan Gas Project is comprised of three significant gas discoveries the Company has made on Block 29/26: Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. A gas contract agreement and ODP filing for the Liuhua 34-2 field is expected later this year and similar milestones are anticipated for the Liuhua 29-1 field in 2012.

Production from the Liwan 3-1 field and the Liuhua 34-2 field is expected to ramp up through 2014 towards a rate above 300 mmcf/day (gross). In 2015, the Liuhua 29-1 field is expected to be placed on stream, increasing gross production to approximately 500 mmcf/day. Husky has a 49 percent ownership interest in production.

The Company’s share of the estimated total overall integrated project cost of U.S.$6.5 billion will be approximately U.S.$3 billion.

MIDSTREAM / DOWNSTREAM

The Company’s Midstream and Downstream segments continued to perform well with strong throughput rates and higher refining margins compared to the same period a year earlier. The U.S. Downstream business contributed $165 million to earnings, compared to a loss of $14 million a year earlier.

The Company continues to leverage the strength of its integrated strategy. With refining capacity in the Midwest (PADD II) market, Husky is able to capture more of the full benefit of the value chain when market crack spreads are high.

The Company experienced a shutdown at its refinery in Lima, Ohio in late June, as a result of the discovery of a small leak in a crude unit furnace. The repairs were completed in nine days and the refinery returned to full operation on July 10. The overall pre-tax impact of the shutdown, including repair costs, is estimated as an opportunity cost of between $15 to $20 million. The impact will be reflected in third quarter results.

In Midstream, construction of a 300,000 barrel tank at the Company’s Hardisty terminal is on target to be in service in the first quarter of 2012. The installation will facilitate moving volumes to the Keystone pipeline system and enhance Husky’s long-term commitment to ship volumes on Keystone.

5  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three month period ending June 30, 2011. The dividend will be payable on October 3, 2011, to shareholders of record at the close of business on August 19, 2011.

The Company is also pleased to announce the regular quarterly dividend payment on the 4.45% Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) for the period July 1, 2011 to September 30, 2011. The dividend of $0.27813 per Series 1 Preferred Share will be payable on September 30, 2011 to holders of record at the close of business on August 19, 2011.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENT

Certain statements in this press release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts and are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this press release include, but are not limited to: the Company’s general strategic plans related to production and reserves replacement; drilling activities on its oil and gas resource plays in the second half of the year; potential drilling activity at Ansell; the Company’s intentions for heavy oil thermal development; expected first production at South Pikes Peak and Paradise Hill; with respect to the Sunrise Energy Project planned first production, expected completion of the full SAGD drilling program and expected completion of a full field development plan; expected timing for completion of a supporting water injection well at North Amethyst; the Company’s participation in a partner-operated well at Mizzen; the expected timing for the drilling of an exploration well on the Fiddlehead prospect; planned first gas from the Liwan 3-1 field; expected timing for gas contract agreements and ODP filings for Liuhua 34-2 and Liuhua 29-1; expected timing and quantity of production from the Company’s south-east Asia fields; the Company’s share of the total overall integrated project cost of the Liwan Gas Project; the estimated opportunity cost from the shutdown of the Lima refinery; and the expected completion of the storage tank at the Company’s Hardisty terminal.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Disclosure of Oil and Gas Information

The Company uses the term barrels of oil equivalent (“boe”) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

6  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS

CONFERENCE CALL

Husky Energy Inc. will host a conference call on July 27, 2011, at 9 a.m. (11 a.m. Eastern Time) to discuss Husky’s second quarter results. To listen live to the conference call, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO, Terrance Kutryk, VP, Midstream & Refined Products and Bob Baird, VP, Downstream will be participating in the call.

To listen to a recording of the call, available at 10 a.m. (Mountain Time) April 27, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010
Passcode:	2658 followed by the # sign
Duration:	Available until August 27, 2011

An audio webcast of the call will also be available, for approximately 90 days, via Husky’s website, www.huskyenergy.com, under Investor Relations.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Carla Yuill Corporate Communications Husky Energy Inc. 403-298-6587

7  HUSKY ENERGY INC. – 2011 SECOND QUARTER RESULTS